TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)

TEL: [redacted] 9-4224

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02034387

FILE NO. 82-3311

May 8, 2002

SUPPL

02 MAY 29 AM 11:

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Acquisition of the Company's Own Shares (May 8, 2002)
- Notice of Stock Option Plans (New Share Subscription Rights (May 8, 2002)

With kind regards,

Yours truly,

dlw 5/29

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

P

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

(Translation)

May 8, 2002

Dear Sirs:

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Morio Ikeda President & CEO (Representative Director)

(Code No. 4911; The first section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Masato Hashikawa, General Manager of Investor Relations Division (Tel: 03 - 3572 - 5111)

Notice of Acquisition of the Company's Own Shares

(Acquisition of the Company's own shares pursuant to Article 210 of the Commercial Code of Japan)

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would propose to acquire its own shares pursuant to Article 210 of the Commercial Code of Japan at the 102nd Ordinary General Meeting of Shareholders of the Company to be held on June 27, 2002, as described below:

Description

1. Reason for the acquisition of its own shares:

The Company desires to acquire its own shares to enable itself to expediently implement its management measures, such as distribution of profits to its shareholders and capital policies, in response to changing economic conditions and its performances.

The Company recognizes constant distribution of dividends and the expedient acquisition of its own shares as its fundamental policy of returning profits to its shareholders. As a profit return target, the Company has defined the ratio of the aggregate amount of dividends and its own shares acquired to consolidated profits as a "total return ratio on shares" and intends to realize a total return ratio on shares of around 60% on a medium-term basis.

The Company also recognizes the acquisition of its own shares as an effective vehicle to expediently respond to various changes in the management environment, in addition to an effective measure for returning profits as mentioned above.

Based on this recognition, the Company will acquire its own shares flexibly by taking into consideration strategic investments, which may trigger a new growth, and financial positions.

2. Details of the acquisition:

(1)	Class of shares to be acquired:	Shares of common stock of the Company
(2)	Total number of shares to be acquired:	(Not exceeding) 20,000,000 shares (Ratio thereof to the total number of issued shares (excluding its own shares acquired and currently held by the Company): 4.73%)
(3)	Aggregate acquisition prices of shares:	(Not exceeding) ¥40,000,000,000 million

(Notes) The details described above shall be subject to the approval and adoption of the "Proposition on the Acquisition of the Company's Own Shares" at the 102th Ordinary General Meeting of Shareholders of the Company to be held on June 27, 2002 and define the acquisition of its own shares for the period after the said General Meeting of Shareholders to the next following Ordinary General Meeting of Shareholders.

- END -

(Translation)

May 8, 2002

Dear Sirs,

Name of Company: Shiseido Company, Limited
Name of Representative: Morio Ikeda
President & CEO
(Representative Director)
(Code No. 4911, the First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Masato Hashikawa
General Manager of Investor Relations Division
(Tel: 03-3572-5111)

Notice of Stock Option Plans (New Share Subscription Rights)

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would submit a proposition for the approval of the issuance of new share subscription rights as stock option plans pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan at the 102nd Ordinary General Meeting of Shareholders of the Company to be held on June 27, 2002, as described below:

Description

1. Reason for the necessity to issue new share subscription rights to parties other than shareholders on specifically favorable conditions:

To afford incentives to and raise the morale of the directors, corporate officers and employees of the Company and its related group companies to contribute to achieving much improved results and secure good human resources and thus to increase the market value of the whole Shiseido Group, the Company intends to issue new share subscription rights as a stock option plan.

2. Outline of the issuance of new share subscription rights:

(1) Qualified grantees of new share subscription rights:

Directors, corporate officers and employees of the Company and its related group companies.

(2) Class and number of shares to be issued or transferred upon exercise of new share subscription rights:

Not exceeding 800,000 shares of common stock of the Company.

Provided, however, that in the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the new share subscription rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula. Such adjustment shall be made only to the number of shares in respect of which the said new share subscription rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

$$\text{Number of shares as adjusted} = \text{Number of shares before adjustment} \times \text{Division/consolidation ratio}$$

(3) Total number of new share subscription rights to be issued:

800 rights
(Number of shares to be issued or transferred for each new share subscription right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in item (2) above, the adjustment shall be made similarly.

(4) Issue price of a new share subscription right:

Free of charge.

(5) Amount to be paid in upon exercise of a new share subscription right:

A paid-in amount per share for each new share subscription right shall be an amount obtained by multiplying by 1.05 the average of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions are not validly made) immediately preceding the issue date of the new share subscription right, with any fraction of one yen rounded upward to the nearest one yen but shall not fall below the closing price on the issue date of the new share subscription right at any time.

In the event that the Company divides or consolidates its shares after the issuance of the new share subscription rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues new shares at a paid-in price lower than the current market price (exclusive of the issuance of new shares upon exercise of new share subscription rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

(6) New share subscription right exercise period:

From November 1, 2002 to June 26, 2012

(7) Terms and conditions of the exercise of new share subscription rights:

(a) Any grantee of new share subscription rights shall remain in office as director, corporate officer or employee of the Company or its related group companies when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason.

(b) No new share subscription right so granted can be given in pledge or otherwise disposed of.

(c) If any grantee of new share subscription rights deceased during the new share subscription right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

(d) Any other term and condition shall be governed by a "contract of granting new share subscription rights" to be entered into between the Company and the relevant grantee of the rights according to the resolutions to be adopted at the Ordinary General Meeting of Shareholders and a meeting of the Board of Directors for the issuance of the new share subscription rights.

(8) Events and conditions to cancel new share subscription rights:

(a) In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, a share exchange agreement under which the Company shall become a wholly-owned subsidiary or a share transfer is approved at a General Meeting of Shareholders, the Company shall cancel the new share subscription rights without consideration.

(b) In the event that any grantee of new share subscription rights fails to exercise his/her new share subscription rights as he/she leaves office as director, corporate officer or employee of the Company or its related group companies before he/she does so, the Company shall cancel his/her new share subscription rights without consideration.

(c) In the event that any grantee of new share subscription rights fails to exercise his/her new share subscription rights during the new share subscription right exercise period stipulated in a "contract of granting new share subscription rights", the Company shall cancel his/her new share subscription rights without consideration.

(9) Restriction on a transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

Note) The details described above shall be subject to the approval and adoption of the "Proposition on the Issuance of New Share Subscription Rights to Parties Other than Shareholders on Specifically Favorable Conditions" at the 102nd Ordinary General Meeting of Shareholders of the Company to be held on June 27, 2002. The specific matters concerning the issuance of new share subscription rights will be determined by resolution at a meeting of the Board of Directors to be held after the said General Meeting of Shareholders.

[For reference]

2002 Stock Option Plans of the Company

The stock option plans to be implemented by the Company during the business year (from April 1, 2002 to March 31, 2003) are classified in two broad categories: one for the officers (directors and corporate officers) of the Company and the other for officers and the employees of the whole Shiseido Group. The purposes of the respective stock option plans are described below:

(1) Stock option plan for the officers of the Company:

Long-term incentive type stock option plan that links an increase of shareholder value on a long-term basis with compensation, placing emphasis on sharing interests with its shareholders.

(2) For the officers and employees of the whole Shiseido Group:

Stock option plan as rewards for individual performances of individuals and teams that substantially contribute to consolidated results, to inspire can-do spirits of and afford incentives to employees.

The Company will firmly establish these two types of stock option plans as incentive policies of the Company, whereby promoting more active operations and improving performances.

- END -